UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Entry into Modification of Material Agreement

Origin Agritech Limited, through its subsidiary Beijing Origin Seed Limited, (together “Company”) and Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”) have entered into new discussions for a revised payment schedule under the original Master Transaction Agreement for the sale of certain identified assets, as previously amended. Shihui has confirmed to the Company its continued interest in completing the transaction, and has cited a difficulty in obtaining financing for the balance of its payment commitments as the reason for the delay in making its payments to the Company for the asset sales to date. The Company is assisting Shihui in its efforts to obtain funding. Although the parties are actively seeking a path to funding and completion of the asset purchase agreements, there can be no assurance at this time that the transaction will be completed as revised.

The new modification agreement revises the payment dates of the original agreement, as modified. The previously agreed November 2017 payment of RMB 43.6MM is to be delayed to December 15, 2017, in respect of the first asset sale, and the second payment of approximately RMB 40MM (subject to adjustment for outstanding payables between the companies) for the balance of the assets is to be made on January 15, 2018.

Additionally, Shihui, which currently has a loan from the Company in the amount of RMB21MM, will repay the full amount of the loan due on December 31, 2017.

Shihui has paid the deposit of RMB10MM at the time of signing the purchase agreement which is to be applied to the second asset sale and has paid total of RMB14mm towards the first closing of the assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

	By:	/s/Dr. Gengchen Han
	Name:	Gengchen Han
	Title:	Chairman

Date: November 15, 2017